September 19, 2022

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

You recently provided me comments relating to the preliminary proxy statement (the “Proxy Statement”) with respect to the OTG Latin America Fund (the “Fund”), as filed with the U.S. Securities and Exchange Commission on September 1, 2022 with respect to approval of a new investment advisory agreement with OTG Asset Management, Ltd. (the “Adviser”). This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: On page 1 of the Proxy Statement, please advise as concerns the statement that shareholders of the Fund will vote separately on the Proposal or revise accordingly.

Response: The referenced disclosure has been revised to state: All Fund shareholders will vote on the Proposal.

2.	Comment: Will the Adviser be able to recoup fees waived or reimbursed under the prior expense limit agreement? If so, please disclose this in the Proxy Statement.

Response: Yes, the existing Expense Limitation Agreement provides that the Adviser’s ability to recoup fees waived or reimbursed will survive termination of the Agreement. The following disclosures have been added to the Proxy Statement: To the extent the Proposal is approved, shareholders of the Fund are also approving the ability of the Adviser to recoup amounts waived or expenses reimbursed for the Fund under the prior expense limitation agreement.

3.	Comment: If the Proposal is a non-routine matter, identify why disclosure concerning broker non-votes applies, or revise this disclosure as applicable.

Response: The disclosures in the Proxy Statement concerning abstentions and broker non-votes has been revised as follows:

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. White

U.S. Securities and Exchange Commission

September 19, 2022

For the purposes of determining the presence of a quorum and counting votes on the Proposal, shares of the Fund represented by abstentions will be counted as present, but not votes cast at the Meeting. Therefore, abstentions may have the same effect as a vote “against” the Proposal. It is the Trust’s understanding that because broker-dealers (in the absence of specific authorization from their customers) will not have discretionary authority to vote any Fund shares held beneficially by their customers on the single matter expected to be presented at the Meeting, there are unlikely to be any “broker non-votes” at the Meeting.  Broker non-votes would otherwise have the same effect as abstentions (that is, broker non-votes would be treated as if they were votes against the Proposal).

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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